August 10, 2021

VIA ELECTRONIC TRANSMISSION

Office of Mergers & Acquisitions Division of Corporation Finance

U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Welbilt, Inc. pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

To Whom It May Concern:

On behalf of our client, Welbilt, Inc. (“WBT”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related preliminary proxy card on Schedule 14A (the “Proxy Statement”) of WBT. The Proxy Statement is to be used in connection with the special meeting of stockholders of WBT, to vote on proposals relating to the Agreement and Plan of Merger, dated as of July 14, 2021, by and among WBT, Ali Holding S.r.l., Ali Group North America Corporation and Ascend Merger Corp. (as it may be amended, supplemented, or otherwise modified in accordance with its terms).

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at (212) 351-3966 or via e-mail at smuzumdar@gibsondunn.com.

Very truly yours,

/s/ Saee Muzumdar

Saee Muzumdar

Enclosures